NEWMARKET GOLD REDEEMS OUTSTANDING CONVERTIBLE DEBENTURES

Vancouver, B.C. – March 30, 2016 – Newmarket Gold (“Newmarket Gold” or the “Company”) (TSX: NMI) (OTCQX:NMKTF) announces today that an aggregate $34.29 million of its $34.5 million 8% convertible unsecured debentures due April 30, 2018 (the "Debentures") were converted by the holders into common shares prior to the redemption date. The Company will redeem the remaining unconverted Debentures today. An aggregate of 10,287 common shares of the Company will be issued to complete the redemption, and accrued and unpaid interest up to, but excluding, the redemption date, will be settled in cash. Following the redemption, the Company will have approximately 174.7 million shares issued and outstanding.

Douglas Forster, President and Chief Executive Officer of Newmarket Gold commented, "With the conversion and full redemption of all outstanding Debentures, Newmarket’s current solid financial position will be further strengthened as the Company will be essentially debt free with no additional future Debenture interest payments. Newmarket is exceptionally well positioned for growth with a strong cash position, essentially no debt and unhedged gold production from our three Australian gold mines.”

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Laura Lepore
Director, Investor Relations
Newmarket Gold, Inc.
T: 416.847.1847
E: llepore@newmarketgoldinc.com
www.newmarketgoldinc.com

Ryan King
VP, Corporate Communications
Newmarket Gold, Inc.
T: 604.559.8040
E: rking@newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian-listed gold mining and exploration company with three 100% owned operating mines across Australia. The Company is focused on creating substantial shareholder value by maintaining a strong foundation of quality gold production, over 200,000 ounces annually, generating operating cash flow and maintaining a large resource base as it executes a clearly defined gold asset consolidation strategy. The Company is focused on sustainable operating performance, a disciplined approach to growth, and building gold reserves and resources while maintaining the high standards that the Newmarket Gold core values represent.

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which includes the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this press release or incorporated by reference herein, except in accordance with applicable securities laws.